
02037545

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _••_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _••_

FORM 6-K
EXHIBIT INDEX


goldstory
PDG

PLACER DOME PROPOSES TO ACQUIRE AURIONGOLD FOR A$4.51 PER AURIONGOLD SHARE IN ALL STOCK TRANSACTION

Strategic Acquisition of One of Australia's Leading Gold Producers Will Add 1 Million Ounces of Annual Production and Unique Exploration Portfolio in Australia's Gold-Rich Kalgoorlie Region

Transaction Will Consolidate Existing JV Interests in Granny Smith and Porgera Mines

Vancouver May 26, 2002, Sydney, May 27, 2002 – Placer Dome (TSX: PDG, NYSE: PDG, ASX: PDG) announced today a proposal to acquire all of the outstanding shares of AurionGold Limited ("AurionGold") (ASX: AOR), one of Australia's leading gold producers and joint venture partner with certain of Placer Dome's Australian subsidiaries in two key existing gold mining operations.

The Offer

Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome, will offer AurionGold shareholders 17.5 Placer Dome shares per 100 AurionGold shares ("the Offer"). Based on the closing price of Placer Dome shares on the New York Stock Exchange ("NYSE") on 24 May 2002, the Offer implies a price of A$4.51 per AurionGold share. The Offer represents a premium of 30% to AurionGold's closing share price on the Australian Stock Exchange ("ASX") on 24 May 2002, the last trading day prior to announcement of Placer Dome's Offer. The Offer also represents a premium of 29% to AurionGold's one month weighted average share price on ASX to 24 May 2002. Placer Dome's Offer implies a value of approximately A$2.0 billion for AurionGold.

Pre-acceptance agreement

Harmony Gold Mining Company Limited ("Harmony") has endorsed the terms of the Offer by entering into a pre-acceptance agreement with Placer Dome whereby Harmony has agreed to accept Placer Dome's Offer for all of its 9.8% interest in AurionGold (subject to certain conditions). A copy of a press release by Harmony is included as Attachment A.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

A Leading Global Gold Company

The merged group will be one of the leading global gold companies on various measures with a world-class diversified portfolio of high quality, long life, and low cost operations. The merged group will have:

- Interests in 17 operating mines on 4 continents, and significant land positions in world class gold mining regions within Western Australia (including the Kalgoorlie and Laverton regions), Nevada, Ontario and Witwatersrand;
- Production of 3.8 million ounces (pro forma based on year end 31 December 2001), making Placer Dome the 5th largest producer globally. Production of over 1.2 million ounces per annum (pro forma based on year end 31 December 2001) in Australia making Placer Dome the 2nd largest producer in the country;
- Cash costs of US$175 per ounce (pro forma based on year end 31 December 2001) making Placer Dome one of the lowest cost gold producers globally;
- A diversified portfolio with global coverage; and
- Contained gold mineral reserves and mineral resources base of the merged group (as of December 31, 2001) would comprise:

(Contained millions of ounces)	**Proven and Probable Mineral Reserves**	**Measured and Indicated Mineral Resources (inclusive of reserves)***	**Inferred Mineral Resources**
Placer Dome	44.5	127.6	20.6
AurionGold	6.1	16.2	5.7
Total	**50.6**	**143.8**	**26.3**

****Note:*** *In order to compare AurionGold's and Placer Dome's measured and indicated mineral resources, Placer Dome's mineral reserves have been added to their measured and indicated mineral resources in order to be consistent with AurionGold's disclosure which includes proved and probable ore reserves within measured and indicated mineral resources. Please refer to Attachment C which contains an important note to interpretation of mineral reserve and mineral resource information due to the differences in the way in which each of AurionGold's and Placer Dome's mineral reserves and mineral resources are reported.*

Reasons to ACCEPT

The Placer Dome Board of Directors, which has unanimously approved the transaction, believes that the Offer is a compelling opportunity for AurionGold shareholders given:

- The **attractive premium** to AurionGold's pre-announcement share price which the implied value represents;
- The **endorsement of the Offer terms by Harmony**, one of AurionGold's major shareholders;
- The **strong strategic rationale for the acquisition** of AurionGold by Placer Dome, with the companies already joint venture partners at two of AurionGold's major assets, operated by Placer Dome. AurionGold shareholders also have the opportunity to share in the resulting synergies which Placer Dome expects to realise over time of at least US$25 million in annual post tax synergies resulting from the combination of Placer Dome's and AurionGold's business activities; and

- AurionGold's shareholders will **participate in a larger, more liquid company** better placed to compete in the global gold industry.

Jay Taylor, President and Chief Executive Officer of Placer Dome, said: "Placer Dome's acquisition of AurionGold is a compelling strategic transaction offering significant value and upside to the shareholders of both companies. Our Offer provides a substantial premium to AurionGold shareholders in Placer Dome's highly liquid and widely held stock and ownership in one of the world's largest and most successful gold companies with a large resource and reserve base and one of the lowest cost structures in the industry. AurionGold's shareholders will benefit from Placer Dome's operational expertise and share in the exciting upside of the merged group."

Jay Taylor added, "The acquisition of AurionGold is consistent with Placer Dome's operationally focused strategy of owning and efficiently managing world class gold assets, and simplifies and streamlines our ownership of existing assets in the region. AurionGold's asset base and exploration projects in the gold-rich Eastern Goldfields region fit well within Placer Dome's global gold mining portfolio. We believe that the enlarged Placer Dome will realise significant synergies in the areas of operation, administration, exploration and financing and will benefit from consolidation of our existing interests in the Granny Smith and Porgera mining projects."

"Placer Dome has a long and successful history of operating in the Australian mining industry and has been a significant explorer and producer in this region for 70 years. The addition of the AurionGold assets – which we know well – increases our presence and commitment to the region. The acquisition will provide AurionGold shareholders with the opportunity to participate in a leading global gold group while at the same time maintaining their interest in a number of key Australian gold operations," said Jay Taylor.

Offer conditions

The Offer will be subject to conditions, including Placer Dome Asia Pacific Limited acquiring at least 50.1% of the outstanding AurionGold shares and the Offer receiving Australian Foreign Investment Review Board approval. The conditions are summarised in Attachment B. The Offer will not require compliance with the U.S. tender offer rules or registration requirements.

Offer timing

An offer document ("Bidder's Statement"), which outlines the Offer in detail, will be lodged with the Australian Securities and Investments Commission and served on AurionGold today. Placer Dome intends to dispatch the Bidder's Statement to AurionGold's shareholders in approximately two weeks time and the Offer will subsequently remain open for a minimum of a month.

About Placer Dome

Placer Dome is North America's third largest gold mining company by market capitalisation and is one of the largest gold miners in the world in terms of annual production. Placer Dome's share of gold production from its operations for 2001 was approximately 2.8 million ounces at a cash cost of US$177 per ounce.

Placer Dome is listed on the NYSE, Toronto Stock Exchange, ASX, Euronext Paris, Swiss Exchange and International Depository Receipts representing its common shares are listed on the Euronext Brussels. As at 24 May 2002, Placer Dome had 330 million shares on issue and a closing price of US$14.27 per share on the NYSE at that date gave the company a market capitalisation of US$4.7 billion.

As at 31 December 2001, Placer Dome had total assets of approximately US$2.7 billion and cashflow from operations for 2001 of approximately US$364 million.

Placer Dome management believes this transaction will be accretive for Placer Dome on a net asset value per share and cashflow per share basis.

About AurionGold

AurionGold is a public company listed on the ASX incorporating the operations of Delta Gold Limited and Goldfields Limited following their 2001 merger. AurionGold is one of Australia's leading gold producers with major operations in Australia and Papua New Guinea. Based on the pro forma consolidated information for Delta Gold Limited and Goldfields Limited contained in the merger documentation, AurionGold's annual gold production for the year ending 31 December 2001 was approximately one million ounces.

AurionGold's three major operating assets are its 100% owned Kanowna Belle gold mine in Western Australia, its 40% interest in the Granny Smith gold mine in Western Australia and its 25% interest in the Porgera gold mine in Papua New Guinea. Placer Dome holds a 60% interest in, and is operator of, the Granny Smith mine. Placer Dome holds a 50% interest in, and is operator of, the Porgera mine.

Investor Conference Calls

There will be an investor conference call on Monday, May 27th at 10:30 AM AEST (Sunday, May 26th at 8:30 PM EDT; 5:30 PM PDT) for the Australian market. Due to the Memorial Day Holiday in the United States, Placer Dome will be hosting an additional conference call on Tuesday, May 28th at 9:30 AM EDT time, 6:30 AM PDT (11:30 PM AEST).

To participate in the Australian conference call:

In Australia: 1 800 00 96 96
International (for USA, Canada, NZ, South Africa, Singapore, HK, Japan, South Korea, UK, excluding Irish Republic): 1 800 4200 0000
International (All other countries): + 61 3 9221 9755
Emergency help line: + 61 3 9221 9755

***To participate the North American conference call*:**

In North America: 1 888 694 4768
International: + 1 973 321 1030

Placer Dome's investor conference calls will be simultaneously webcast over the Internet through Placer Dome's website, www.placerdome.com. To listen to the webcast, please log on to the website prior to the scheduled call time to register and download any necessary audio software.

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome

Brenda Radies
(416) 363-4884

In Australia:
Richard Phillips
Macquarie Bank Limited
Division Director
(61 3) 9635 8360
(61 3) 9635 8333 (fax)

In North America:
Chris Adams
Macquarie North America Limited
Division Director
(416) 594 5185
(416) 599 0020 (fax)

Brian C Healy
Morgan Stanley
Vice President
(212) 761 7018
(212) 761 0507 (fax)

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome

Brenda Radies
(416) 363 4884

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In North America:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(212) 687 8080

AURIONGOLD SHAREHOLDER INFORMATION LINE:

In Australia: 1 800 222 212
International: + 61 2 9353 2055

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any of the Placer Dome securities described herein, which offer or solicitation shall be made only pursuant to the Bidder's Statement and the accompanying Offer contained therein. The offer of Placer Dome securities described herein will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws.

Placer Dome has applied to securities regulatory authorities in Canada for orders exempting this offer from certain of the disclosure and other take-over bid requirements of the applicable securities laws in Canada. Until these exemptive orders have been obtained, no acceptance of AurionGold shares from persons who at the Offer date have registered addresses in Canada as shown in AurionGold's register of members or who are in Canada will be made or solicited by or on behalf of Placer Dome.

"Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures.

Attachment A: Harmony press release

PRESS RELEASE



HARMONY

27 May 2002 – Harmony is pleased to announce that it has entered into a pre-acceptance agreement with Placer Dome whereby it has agreed to accept Placer Dome's offer for all of its interest in AurionGold (subject to certain conditions). Harmony holds 43,350,992 shares (a 9.8% interest) in AurionGold.

Bernard Swanepoel, Chief Executive of Harmony, said:

"Harmony has long been a supporter and active participant in the consolidation and rationalisation of the global gold industry. Placer Dome is by far the logical owner of AurionGold, hence this transaction represents another step towards achieving this goal. From Harmony's perspective, the terms of the offer are attractive and we look forward to becoming a Placer Dome shareholder."

Ends

For immediate release
Monday
27 May 2002
For further details contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684
or
Ted Grobicki
on +27(0)83-375-4345

Issued by Harmony Gold Mining Company Limited

Contact:

Corné Bobbert

Tel +27 11 684 0146

Mobile +27(0)83-380-6614

e-mail:
cbobbert@harmony.co.za

Web Site:

www.harmony.co.za

Disclaimer

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically ad legally extract or produce. We use certain terms in this quarterly review, such as "resources", that the SEC guidelines strictly prohibit us *from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the* SEC available from us at Harmony Gold Mining Company Limited, P.O. Box 2, Randfontein, 1760, South Africa, Attention: Mr. Ferdi Dippenaar. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

Attachment B: Conditions of the Offer

The Offer is subject to conditions including, the following:

- during the Offer Period, the Bidder becomes entitled to not less than 50.1% of all AurionGold Shares;
- the Treasurer of the Commonwealth of Australia does not object to the acquisition of AurionGold Shares contemplated by the Offer;
- no specified event occurs that will or is reasonably likely to have a material adverse effect on AurionGold and its subsidiaries;
- AurionGold does not dispose of or surrender any interest in any operating mines, mining tenements, material exploration licences or projects, deposits or processing plants located at or around the Porgera, Henty, Kundana, Kanowna Belle, Granny Smith and Paddington mines;
- issuance of Placer Dome Shares pursuant to the terms of the Offer has been approved by the TSX and that such shares have received listing approval from each of the TSX and the NYSE;
- the expiration or termination of the waiting periods with respect to any government or regulatory filings (including the U.S. Hart-Scott-Rodino Anti-Trust Improvements Act of 1976) and no action by governmental or regulatory authorities to restrain the Offer; and
- no prescribed occurrences, within the meaning of the Australian Corporations Act, occur during the Bid Period

As described above Placer Dome's Offer is conditional on Placer Dome acquiring at least 50.1% of AurionGold's Shares. Despite this condition, the clear objective of Placer Dome's Offer is to acquire 100% of AurionGold's Shares.

Attachment C

IMPORTANT NOTE TO INTERPRETATION OF MINERAL RESERVE AND MINERAL RESOURCE INFORMATION

Placer Dome's disclosure of mineral reserve and mineral resource information is governed by Canadian law. In particular, Placer Dome reports its mineral reserve and mineral resource information according to the disclosure standards set out in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") which requires the use of Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions for certain terms and the TSX's "Disclosure Standards for Companies Engaged in Mineral Exploration, Development and Production" ("TSX Standards").

AurionGold's disclosure of ore reserve and mineral resource information is governed by Australian law. In particular, AurionGold's published tables of Summary Gold Resources and Summary Gold Reserves indicate that they are based on the reporting requirements of the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code").

CIM definitions of the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" (which are reproduced in notes 2 and 4 to the following tables) are substantially similar to the JORC Code corresponding definitions of the terms "ore reserve", "proved ore reserve", "probable ore reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", respectively.

Under NI 43-101, an issuer must not add inferred mineral resources to the other categories of mineral resources in its disclosures. Due to this restriction, Placer Dome's "Inferred Mineral Resources" appear in a separate column and are not added to Placer Dome's measured and indicated mineral resources. However, this prohibition does not apply under the JORC Code and AurionGold adds its inferred mineral resources to its other categories of mineral resources. Therefore, care should be taken when comparing Placer Dome's mineral resources with AurionGold's total mineral resources.

Placer Dome's estimates of measured and indicated mineral resources do not include mineral reserves (CIM Definition). In contrast, AurionGold's estimates of measured and indicated mineral resources as set out in AurionGold's Summary Gold Resources and Summary Gold Reserves published tables do include that portion of the mineral resources which has been converted into ore reserves (JORC Definition). Because of the way in which AurionGold's mineral resources are presented it cannot be assumed that AurionGold's mineral resources (not including ore reserves) can be determined by deducting its stated ore reserves from its stated mineral resources (which incorporate its ore reserves). Therefore, care should be taken in comparing Placer Dome's measured and indicated mineral resources with AurionGold's measured and indicated mineral resources.

Under the TSX Standards, Placer Dome is not permitted to aggregate contained minerals from properties that are not in production with those that are in production. Therefore, Placer Dome reports its contained minerals at producing properties in a separate table to its contained minerals at its other properties. AurionGold is not subject to this requirement, and aggregates contained minerals from non-producing properties with properties in production. Therefore, care should be taken in comparing Placer Dome's contained minerals from its operating mines and other properties with AurionGold's contained minerals from all its properties.

Mineral Reserves(1)(2)

The following table sets out Placer Dome's share as at 31 December 2001 of proven and probable(2) mineral reserves.

MINE BY METAL	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL			
	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Recovery (%)[1]
GOLD										
Canada										
Campbell	931	17.6	526	1,010	15.9	517	1,941	16.7	1,043	94.5
Dome[7]	11,179	1.1	381	14,417	2.0	940	25,596	1.6	1,321	91.8
Musselwhite	6,954	5.7	1,281	1,820	4.8	280	8,774	5.6	1,561	95.0
United States										
Bald Mountain	8,737	1.0	272	-	-	-	8,737	1.0	272	70.0
Cortez [5][6]	44,690	1.7	2,397	59,350	1.4	2,596	104,040	1.5	4,993	80.5
Golden Sunlight	3,635	2.0	231	24	2.7	2	3,659	2.0	233	80.0
Australia										
Granny Smith [5]	3,607	1.2	137	13,669	3.2	1,390	17,276	2.7	1,527	88.0
Osborne	6,889	1.0	225	2,244	0.9	68	9,133	1.0	293	77.5
Papua New Guinea										
Misima	9,379	0.9	262	-	-	-	9,379	0.9	262	88.8
Porgera [5]	24,059	3.4	2,652	5,172	3.9	643	29,231	3.5	3,295	76.0
South Africa										
South Deep [5]	6,968	8.2	1,838	100,165	8.4	27,018	107,133	8.4	28,856	97.5
Chile										
La Coipa	17,166	1.1	627	3,714	1.4	171	20,880	1.2	798	78.3
			10,829			33,625			44,454	
SILVER										
La Coipa	17,166	57.4	31,705	3,714	53.8	6,422	20,880	56.8	38,127	59.5
Misima	9,379	9.8	2,967	-	-	-	9,379	9.8	2,967	38.0
			34,672			6,422			41,094	
COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Recovery (%)[1]
Zaldivar [5]	181,892	0.686	2,751	408,954	0.626	5,642	590,846	0.644	8,393	70.0
Osborne	6,889	2.659	404	2,244	3.094	153	9,133	2.766	557	94.2
			3,155			5,795			8,950	

Rounding differences may occur.

Mineral Resources[3][4] (in addition to mineral reserves) - Properties in Production[4]

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[4] mineral resources (in addition to mineral reserves)[2]

MINE BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GOLD												
Canada												
Campbell	1,055	22.3	757	1,259	10.1	408	2,314	15.7	1,165	5,239	9.80	1,651
Dome[7]	4,635	6.1	915	18,325	2.1	1,210	22,960	2.9	2,125	5,650	2.30	418
Musselwhite	1,713	7.6	420	374	11.9	143	2,087	8.4	563	984	5.20	164
United States												
Bald Mountain	41,576	1.6	2,093	-	-	-	41,576	1.6	2,093	-	-	-
Cortez [5][6]	15,999	1.6	804	25,678	1.2	1,030	41,677	1.4	1,834	6,691	1.00	212
Golden Sunlight	23,892	1.7	1,336	4,912	1.5	243	28,804	1.7	1,579	6,226	1.10	220
Getchell [8]	5,966	17.9	3,426	6,236	17.2	3,456	12,202	17.5	6,882	5,331	15.80	2,708
Australia												
Granny Smith [5]	-	-	-	16,216	2.5	1,278	16,216	2.5	1,278	16,891	3.60	1,955
Osborne	2,115	1.0	71	-	-	-	2,115	1.0	71	1,553	0.40	20
Papua New Guinea												
Misima	2,992	0.7	63	-	-	-	2,992	0.7	63	-	-	-
Porgera [5]	21,079	2.5	1,725	14,344	2.0	909	35,423	2.3	2,634	3,426	2.00	220
South Africa												
South Deep [5]	2,517	9.0	729	66,819	9.0	19,279	69,336	9.0	20,008	-	-	-
Latin America												
La Coipa	4,952	1.1	179	3,250	1.3	136	8,202	1.2	315	613	1.30	26
			12,518			**28,092**			**40,610**			**7,594**
SILVER												
La Coipa	4,952	45.4	7,227	3,250	28.6	2,988	8,202	38.7	10,215	613	29.6	583
Misima	2,992	7.0	673	-		-	2,992	7.0	673	-	-	-
			7,900			**2,988**			**10,888**			**583**

COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained Lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)
Zaldivar [5]	45,394	0.342	342	259,969	0.340	1,949	305,363	0.340	2,291	66,461	0.39	571
Osborne	2,115	3.597	168	-	-	-	2,115	3.597	168	1,553	3.38	116
			510			**1,949**			**2,459**			**687**

Rounding differences may occur.

Mineral Resources – Other Properties

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[4] mineral resources for properties other than producing properties.

OTHER PROPERTY BY	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
METAL	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained Oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**
GOLD												
Aldebaran[9][13]	103,400	0.75	2,493	464,500	0.7	10,454	567,900	0.71	12,963	87,300	0.63	1,768
Donlin Creek[10][13]	21,300	3.13	2,143	48,900	3.03	4,764	70,100	3.06	6,896	66,200	2.83	6,023
Mt. Milligan[11][13]	171,000	0.48	2,639	236,000	0.42	3,187	407,000	0.45	5,888	35,000	0.38	428
Pueblo Viejo[12][13]	-	-	-	159,500	3.28	16,820	159,500	3.28	16,820	51,800	2.86	4,763
			7,275			**35,225**			**42,567**			**12,982**
SILVER												
Pueblo Viejo[12]	-	-	-	159,500	20.2	103,584	159,500	20.2	103,584	51,800	9.9	16,487
			-			**103,584**			**103,584**			**16,487**
COPPER	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained Lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**
Aldebaran[9]	103,400	0.25	570	464,500	0.26	2,663	567,900	0.26	3,233	87,300	0.33	635
Mt. Milligan[11]	171,000	0.19	716	236,000	0.17	885	407,000	0.18	1,601	35,000	0.16	123
			1,286			**3,548**			**4,834**			**758**

Rounding differences may occur.

Notes to the Mineral Reserves and Mineral Resources Tables:

(1) Placer Dome's mineral reserves are estimated as at 31 December 2001 using an appropriate cut-off grade associated with an average long-term gold price of US$275 per ounce, silver price of US$5.25 per ounce and copper price of US$0.90 per pound (except at La Coipa Mine where a gold price of US$265 per ounce and silver price of US$4.65 per ounce were used). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. The qualified persons responsible for mineral reserve estimates are shown under note 13. Consistent with Placer Dome's normal mineral reserve estimation practices, independent data verification has not been performed.

(2) A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101.

(3) These mineral resources are in addition to gold, silver and copper mineral reserves. The qualified persons responsible for mineral resource estimates are shown under note 13. Consistent with Placer Dome's normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties.

(4) A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM definitions of those terms as at the

effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5) Economic assumptions for selected properties in production: the cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each property to reflect the variability of these parameters.

	MINERAL RESERVES	**MINERAL RESOURCES**
	Cut-off grade (g/t gold, % copper)	**Cut-off grade (g/t gold, % copper)**
Cortez	0.27 - 2.88 g/t	0.27 - 2.88 g/t
Granny Smith	0.60 -1.04 g/t	0.60 –1.04 g/t
Porgera	1.4 - 2.75 g/t	1.0 g/t
South Deep	4.0 - 6.0 g/t	5.0 g/t
Zaldivar	0.29-0.40%	0.2%

(6) There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 59% and 5% of the reported mineral reserves and mineral resources, respectively, of the Cortez Mine.

(5) Does not take into account changes to mineral reserve and mineral resource estimates that may result from the proposed Placer Dome/Kinross Gold Corporation joint venture. On 11 April 2002 Placer Dome announced the signing of a letter of understanding with Kinross Gold to form a joint venture that will combine the two companies' respective mining operations in the Porcupine camp in Ontario.

(6) Mining operations have been suspended since July 1999 and the property is under care and maintenance. Surface stockpiled ore is being sent for processing at Newmont Mining Corporation's nearby Twin Creeks Mine.

(7) As estimated by Placer Dome as at 31 December 2000 assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Aldebaran property are Bema Gold (24%) and Arizona Star (25%). In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(8) As estimated by Placer Dome as at 31 December 2001 assuming 100% ownership by Placer Dome. In April 2001 Placer Dome granted NovaGold Resources Inc. an option to acquire a 70% interest in the Donlin Creek property. Placer Dome retains a back-in right to regain a 70% interest following earn-in by NovaGold.

(9) As estimated by Placer Dome as at 31 December 1998. In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(10) As estimated by Placer Dome as at 31 December 2001. Placer Dome has since been awarded the exclusive rights to this project and is awaiting final approval from the Dominican Republic government to proceed.

(11) Each of the mineral reserve and mineral resource estimates shown above were prepared by or under the supervision of a "qualified person", as that term is defined in NI 43-101, and those persons are listed below. All named persons are, or were at the time the estimates were prepared employees of Placer Dome unless otherwise indicated. In estimating the applicable mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods, appropriate for each particular property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.

	MINERAL RESERVES		**MINERAL RESOURCES**	
BY PROPERTY	**Name**	**Title**	**Name**	**Title**
Campbell	Raymond Swanson	Senior Production Geologist	Dan Gagnon	Chief Geologist
Dome	Stephen Taylor	Long Term Planning Engineer	Mort Shannon	Chief Geologist
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist
Bald Mountain	Elias Dib	Mine Engineer	Elias Dib	Mine Engineer
Cortez	Britt Buhl	Chief Mine Engineer	Britt Buhl	Chief Mine Engineer
Golden Sunlight	Paul Buckley	Chief Mine Engineer	Paul Buckley	Chief Mine Engineer
Getchell	-	-	John Porterfield	Chief Geologist
Granny Smith	Geoff Fenton	Mine Superintendent	Malcolm Titley	Senior Mine Geologist
Osborne	Jeff Brown	Mine Engineering Team Leader	Philip Agnew	Senior Geologist
Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant
Porgera	John Butterworth	Senior Open Pit Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Pierre Fourie	Independent Consultant	Deon Van Der Heever	Independent Consultant
La Coipa	Juan Ochoa Andres Guaringa	Chief Engineer Mine Engineer	Mauricio Rubio	Geologist
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Chief Geologist
Aldebaran	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Donlin Creek	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Mt. Milligan	N/A		Robert Pease	General Manager, Exploration Projects
Pueblo Viejo	N/A		Chris Keech	Senior Geologist/ Geostatistician

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)



Date: May 27, 2002

By: ______________________
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary